UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007880

February 4, 2004

Jeffrey A. Welikson
Vice President and Secretary
Lehman Brothers Holdings Inc.
399 Park Avenue, 11th Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2004

Re: Lehman Brothers Holdings Inc.

Dear Mr. Welikson:

This is in regard to your letter dated February 4, 2004 concerning the shareholder proposal submitted to Lehman Brothers by William Shields, Frank T. Lossy, Bess Lomax Hawes, and The Needmor Fund for inclusion in Lehman Brothers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Lehman Brothers therefore withdraws its December 9, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

cc: W. Scott Klinger
Co-Director
Responsible Wealth
37 Temple Place, 2nd Floor
Boston, MA 02111

LEHMAN BROTHERS

December 9, 2003

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 30, 2003 from William Shields, a letter dated October 30, 2003 from Frank T. Lossy, a letter dated October 30, 2003 from Bess Lomax Hawes and a letter dated October 31, 2003 from The Needmor Fund (collectively, the "Proponents"), each presenting an identical stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal is attached hereto as Exhibit A. We respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal. We submit that:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations.

The Proposal

The Proposal requests that the Board of Directors of Lehman conduct a special review and update of Lehman's policies for accepting investment banking clients and to make available a summary of such review and update in a report to its shareholders.

The Proposal begins by referring to the alleged abuses and controversies surrounding the prison and subprime lending industries generally. The Proposal then characterizes Lehman as a leading source of capital to these industries. The Proposal then states that Lehman has provided investment banking services and direct lending to Corrections Corporation of America, which has been subject to shareholder suits. The Proposal also states that Lehman has been held partially liable for a judgment against First Alliance, a Lehman client, which engaged in fraudulent lending practices. The Proposal then contends that religious institutions are taking moral stands against the private prison industry and that student groups are demanding that their institutions replace Lehman as bond underwriter due to its involvement in the private prison industry.

Finally, the Proposal requests that the Board of Directors of Lehman conduct a special review and update of its policies for accepting investment banking clients covering the following questions:

1) How should Lehman's due diligence of clients change in light of the liabilities incurred in the First Alliance judgment?

2) How would Lehman shareholders benefit from stricter criteria for the selection of clients, including evaluations of the legal compliance, social responsibility and human rights performance of potential clients?

3) What risks does Lehman incur if it continues to finance controversial industries such as private prisons and subprime lending and how do these factor into company decisions?*

Background

Lehman is one of the leading global investment banks, serving institutional, corporate, government and high net-worth individual clients and customers. Lehman's business includes capital raising for clients through securities underwriting and direct placements, corporate finance and strategic advisory services, private equity investments, securities sales and trading, research, and the trading of foreign exchange, derivative products and certain commodities.

Lehman has rigorous and comprehensive policies and procedures for accepting investment banking clients. Transactions are first reviewed by individual business units and product groups before being elevated to Lehman's Investment Banking Commitment Committee (the "Commitment Committee"). The Commitment Committee was established to review and evaluate Lehman's participation in all proposed debt and equity transactions and is composed of members from Lehman's risk management, fixed income research, rating advisory and private equity offices. The Commitment Committee evaluates the due diligence investigation conducted for the transaction as well as the structure of the transaction and the creditworthiness of the issuer of securities. The Commitment Committee also evaluates the overall acceptability of the proposed transaction to Lehman and to its existing clients (both issuers and investors). Through this rigorous screening process, the Commitment Committee attempts to minimize the risk of future financial and legal liabilities as well as protect Lehman's franchise and reputation.

Rule 14a-8(i)(3)—Violation of Proxy Rules

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that proposals that are inherently vague and indefinite and therefore may be subject to varying interpretations violate Rule 14a-9 and consequently may be omitted pursuant to Rule 14a-8(i)(3). The Staffs's no-action letters focus on two concerns when analyzing inherently vague and indefinite proposals: (1) that shareholders voting on the proposal would not be able to determine with any reasonable certainty what action or measures would be taken in the event the proposal were implemented and (2) that the company would be required to make highly subjective determinations about the meaning and scope of the terms of the proposal. See, e.g., Trammell Crow Real Estate Investors

---

* The Proposal also requests disclosure of the exact extent of Lehman's direct lending to the prison industry and to subprime lenders. Lehman notified the Proponents that they had exceeded the one proposal limit and should remedy this deficiency by deleting this portion of the Proposal. The proponents have responded by amending the resolution and deleting this portion of the Proposal. A copy of the correspondence is attached hereto as Exhibit B.

(March 11, 1991) (a proposal requesting the directors of a trust eliminate "economic" interests that "conflict" with interests of shareholders was excludable because "the meaning and application of terms and conditions in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations... the proposal may be vague and indefinite with the result that neither shareholders voting on the proposal nor the Trust in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal"); Hershey Foods Corporation (December 27, 1988) (a proposal requesting that the company advertise solely during television programming that does not discuss sexual issues was excludable on the basis that it was too vague and subject to differing interpretations); Jos. Schlitz Brewing Co. (March 21, 1977) (a proposal requesting that the company cease advertising during television programming containing "excessive and gratuitous violence" was excludable on the basis that the determination of what constitutes "excessive and gratuitous violence" is highly subjective). We submit that the Proposal may be excluded on similar grounds.

The Proposal requests that the Board of Directors of Lehman evaluate and update Lehman's policies for accepting investment banking clients. Specifically the Proposal asks the Board of Directors to determine how shareholders may benefit from stricter criteria for the selection of clients, including evaluations of the "social responsibility" and "human rights performance" of potential clients. However, there is no universal agreement as to what constitutes "socially responsible" behavior or "human rights performance," much less how to evaluate the extent to which a potential client's conduct adheres to either principle. The Proponents fail to provide the Board of Directors with any criteria for evaluating a potential client's compliance with these standards. As such, the standards under the proposal may be subject to differing interpretations and the determination of criteria for assessing "social responsibility" and "human rights performance" will be highly subjective. As in Trammell Crow the Board of Directors should not be expected to guess what criteria the Proponents have in mind and the proposal is therefore excludable. Similarly, if Lehman is not permitted to exclude the Proposal from its proxy materials, Lehman's shareholders would not be able to determine with any reasonable certainty exactly what actions and measures the Board of Directors would take when evaluating and updating Lehman's policies for accepting investment banking clients in the event the Proposal were implemented.

Although the Staff has indicated that it will give proponents the opportunity to amend those portions of their proposal or supporting statement that may violate Rule 14a-9, we submit that the Proposal involves such indefinite determinations as to require its exclusion on these grounds. See Exchange Act Release No. 34-20091 (Aug. 16, 1983).

In addition to the general vagueness and the subjective nature of the Proposal, several of the statements in the Proposal are false and misleading. In the event that the Proposal is not excludable in its entirety, Lehman requests that these false and misleading statements be deleted. Lehman is characterized as a "leading" source of capital for the private prison and subprime lending industries, both of which are characterized as "controversial" industries. The Proposal fails to provide any support that would illustrate the "growing public controversy" surrounding the industries. Similarly, although Lehman is characterized as a "leading" source of lending to the private prison industry generally, reference is made only to Lehman's involvement with one particular private prison. The breadth of these statements is misleading in that the Proponent's personal beliefs are improperly portrayed as those of the public at large. In addition, the

Proposal claims that student groups are asking universities to replace Lehman as bond underwriter because of its involvement with private prisons without providing any support for this allegation. The failure by the Proponents to provide citations or other documentation to support this statement is misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of the statement. See Southwest Airlines Co. (March 13, 2001); Northrop Grumman Corporation (February 16, 2001); Boise Cascade Corporation (March 8, 2000). We therefore submit that these statements should be excluded as they are false and misleading.

Rule 14a-8(i)(7)—Ordinary Business

Under Rule 14a-8(i)(7), a company may exclude a proposal if it "deals with a matter relating to the company's ordinary business." Rule 14a-8(i)(7) is intended to prevent shareholder oversight of tasks and decisions that are fundamental to management's ability to run its business on a day-to-day basis and to avoid proposals that seek to "micro-manage" a company by probing too deeply into matters regarding which stockholders are generally not in a position to make an informed judgment. See Exchange Act Release No. 40018 (May 21, 1998). For the following reasons, we submit that the Proposal may be excluded pursuant to this Rule.

The Staff has repeatedly recognized that the policies that a company applies in making underwriting decisions are particularly complex and therefore shareholders are generally not in a position to make an informed judgment regarding these policies. See BankAmerica Corporation (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); BankAmerica Corporation (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In Banc One Corporation (February 25, 1993), for instance, the Staff permitted Banc One to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Staff allowed Banc One to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations.

Here, the Proposal relates to Lehman's selection of investment banking clients generally and, in particular, references Lehman's underwriting policies with respect to the private prison and subprime lending industries. Lehman's process of selecting investment banking clients and the underwriting process generally is one of the most fundamental aspects of its business operations. This process is dependent on numerous factors, including an analysis of the potential client and the industry in which it operates, among other factors, that are highly subjective and complex. Because the process for selecting clients, as well as the underwriting process generally, are complex matters of such fundamental importance to Lehman's day-to-day business, they are not amenable to shareholder determination and the Proposal is therefore excludable.

Aside from the complexity inherent in the selection of clients and the underwriting process generally, the Staff has long recognized that a company's principal business relationships, including the relationships between a company and its customers, suppliers and vendors, are matters of ordinary business. See, e.g., Hormel Foods Corp. (Nov. 19, 2002) (omission of a proposal requesting a report on use of antibiotics by the company's meat suppliers). The Staff has shown particular deference to companies in these areas. For instance in Wal-Mart Stores, Inc. (Apr. 10, 1991), the Staff took a no-action position with respect to a proposal requesting a report on the company's efforts to purchase goods and services from minority and female-owned businesses. In doing so, the Staff "particularly noted that the proposal involves a request for detailed information on ... the Company's practices and policies for selecting suppliers of goods and services." In Albertson's, Inc. (March 23, 2001), the Staff concurred in the view that a shareholder proposal regarding the sale of a particular product was excludable on the basis that product selection was within the ordinary course of a business.

The Proposal similarly deals with the process of selecting one of Lehman's principal business relationships — its clients. The selection of customers or clients is no less fundamental to the day-to-day operations of an investment bank than the selection of products and suppliers is to a retailer. Thus, Lehman's selection of its clients is likewise within the ordinary course of its business. As the exclusion of this Proposal on the grounds that it relates to ordinary course matters is consistent with the Staff's long recognized position on the complexity of investment banking and underwriting generally and the selection of business relationships specifically, we submit that the Proposal is excludable under Rule 14a-8(i)(7).

In addition, the Staff has long held that if any part of a proposal relates to ordinary business operations, then the entire proposal is excludable. See The Warnaco Group, Inc. (March 21, 1999); KMart Corporation (March 12, 1999). In Chrysler Corporation (February 18, 1998), the Staff stated that even if the balance of a proposal appears to address matters outside of the ordinary course, if any particular part of the resolution is susceptible to a variety of interpretations some of which could involve ordinary business matters, the entire proposal may be excluded. In the event that the Proposal is not excludable in its entirety on the grounds set forth above, we submit that it is nevertheless excludable in its entirety because Paragraphs 2 and 3 of the Proposal relate to Lehman's assessment of risk which is within its ordinary business operations. The Staff has consistently held that the evaluation of risks and benefits is an ordinary business operation. In Xcel Energy Inc. (April 1, 2003), a shareholder proposal requested that the Company disclose economic risks associated with emissions of natural gases. The Staff agreed that the proposal was excludable under Rule 14a-8(i)(7) because the "evaluation of risks and benefits" is within ordinary business operations. See also The Mead Corporation (January 31, 2001) (proposal was excludable under Rule 14a-8(i)(7) because the proposal focused on liability methodology and evaluation of risk). Here, the Proposal requests that Lehman make a similar disclosure concerning its risk analysis. Thus, the entire Proposal is excludable because a portion of the Proposal deals with matters within the ordinary course of Lehman's business.

Conclusion

For all the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to each of the Proponents. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC,

By: Jeffrey A. Welikson

Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. William Shields
Frank T. Lossy, M.D.
Bess Lomax Hawes
Daniel A. Stranahan
(The Needmor Fund)
Scott Klinger
(United for a Fair Economy/Responsible Wealth)
Andrew Keller
(Simpson Thacher & Bartlett LLP)

Review of Criteria for Accepting Investment Banking Clients

WHEREAS,

Lehman Brothers is a leading investment banker, raising capital for businesses worldwide.

Lehman is a leading source of capital for the private prison industry and for subprime lending, two industries that have been the subject of growing public controversy.

The subprime lending industry has faced scrutiny for predatory lending practices that take advantage of low-income people, people of color and the elderly.

Private prisons have been marred by violence, abuse, escapes, and other errors that compromise public safety. The industry has failed to live up to its promise of providing governments with substantial cost savings.

Lehman has provided both investment banking services and direct lending to Corrections Corporation of America, the largest private prison operator. CCA has been the subject of numerous lawsuits brought by prisoners and shareholders and nearly went bankrupt several years ago.

In today's changing legal environment, investment bankers face potential liability for the activities of their clients. In June 2003, a federal jury held Lehman responsible for 10% of a $51 million damage award against Lehman client First Alliance for fraudulent lending to subprime borrowers, thus establishing an important precedent affecting our company.

Members of the public are making the link between investment banking and corporate responsibility. For example, Lehman provides financial services to universities, yet student groups are beginning to ask their institutions to replace Lehman as bond underwriter because of its involvement in private prisons.

Religious institutions are taking moral stands against private prisons. In a pastoral statement entitled "Wardens from Wall Street," the Roman Catholic Bishops of the South write: "We note with apprehension the rise of for-profit private prisons…We are concerned about the rise in for-profit private prisons because previous attempts to introduce the profit motive into prisons have failed to respect the fundamental human dignity of every prisoner."

RESOLVED:

Shareholders request that the Board conduct a special review and update of Lehman's policies for accepting investment banking clients covering the following questions:

1) How should Lehman's due diligence of clients change in light of the liabilities incurred in the First Alliance judgment?

2) How would Lehman shareholders benefit from stricter criteria for the selection of clients, including evaluations of the legal compliance, social responsibility and human rights performance of potential clients?

3) What is the exact extent of Lehman's direct lending to the prison industry and to subprime lenders?

4) What risks does Lehman incur if it continues to finance controversial industries such as private prisons and subprime lending and how do these factor into company decisions?

This review shall be summarized in a report, prepared at reasonable cost and omitting proprietary information, and made available to shareholders by September 1, 2004.

SUPPORTING STATEMENT:

The risks facing investment bankers are changing. Those raising capital are being held legally and morally responsible for how that capital is used. In light of this changing climate, we believe Lehman would benefit from making certain its due diligence standards protect shareholders from these risks.

EXHIBIT B

LEHMAN BROTHERS

November 12, 2003

BY OVERNIGHT DELIVERY

Mr. William Shields
309 NE Graham Street
Portland, OR 97212-3008

Dear Mr. Shields:

I am responding to your October 30, 2003 letter (the "Letter") to Lehman Brothers Holdings Inc. ("Lehman") containing a shareholder proposal asking the Board of Directors of Lehman to conduct a special review of the criteria used for accepting investment banking clients and to prepare a report summarizing this review that would be made available to shareholders.

In order to submit a shareholder proposal, you must satisfy the requirements of Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission. Under Rule 14a-8(b), you must have continually held at least $2,000 in market value of Lehman common stock for at least one year by the date the proposal was submitted. You are not a registered holder of Lehman common stock. Therefore, Rule 14a-8(b) requires proof of ownership through a written statement from the record holder of your securities as to which you claim beneficial ownership or a copy of a Schedule 13D or 13G or a Form 3, 4 or 5 filing reflecting the your ownership of Lehman common stock. The Letter did not include such proof. Please remedy this deficiency by submitting the required information to me by November 27, 2003.

In addition, Rule 14a-8(c) states that a proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the proxy materials. Paragraph (3) of your proposal, which asks for the exact extent of Lehman's direct lending to the private prison and subprime lending industries, is substantially distinct from Lehman's policies for accepting clients. Please revise the proposal accordingly by November 27, 2003.

Sincerely,

Karen B. Corrigan

cc: Mr. Scott Klinger
United for a Fair Economy/ Responsible Wealth

William Shields
309 NE Graham St.
Portland, OR 97212
(503) 281-2663

December 1, 2003

Ms. Karen Corrigan
Office of the Corporate Secretary
Lehman Brothers Holdings
745 Seventh Avenue
New York, NY 10019

Fax 646-758-2655 – 2 pages – hard copy to follow by mail

Dear Ms. Corrigan:

Thank you for your letter requesting proof of ownership and challenging the resolved clause of the resolution as asking for two separate things.

My proof of ownership has been sent under separate cover by the custodian of my assets. I trust you have received it, but just in case, it also follows in this fax.

With regard to your concern about the resolved clause, we would like to amend the resolution by striking the following from the resolved clause:

> 3) What is the exact extent of Lehman's direct lending to the prison industry and to subprime lenders?

The subsequent request presently labeled as "4)" shall become "3)".

I take this action as the lead filer of the resolution on behalf of my other co-filers. I trust this resolves your concern about the resolution asking for two separate actions.

I remain open to further discussions of the resolution and authorize Scott Klinger to act as my representative.

Sincerely,

William Shields

Cc: Scott Klinger

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
212-455-7572

E-MAIL ADDRESS
cmay@stblaw.com

RECEIVED
2003 DEC 12 PM 12: 04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

December 10, 2003

Re: Requests for No-Action

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Lehman Brothers Holdings Inc. ("Lehman"), enclosed please find three requests for no-action regarding Lehman's intent to exclude stockholder proposals from its proxy materials. The letters were submitted on December 9, 2003 via electronic mail to *cfletters@sec.gov* in compliance with the instructions found at the SEC's web site. Please contact me should you have any questions regarding the enclosed.

Regards,

Chris May

Enclosures

RESPONSIBLE WEALTH
37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

RECEIVED
2004 JAN 21 AM 10:53

January 19, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Lehman Brothers Holdings "no-action" request dated December 9, 2003 concerning a shareholder proposal seeking a report on the company's policies for accepting investment banking clients.

Ladies and Gentlemen:

In its letter of December 9, 2003, The Lehman Brothers Holdings (the"Company') indicated its intention to omit a shareholder resolution submitted by William Shields and three other shareholders (collectively, the "Proponents"). This letter is submitted on behalf of the collective Proponents.

The Proposal asks the Company to prepare a report explaining the Company's policies for accepting investment banking clients and to update shareholders on any changes to this policy in light of a precedent-setting court decision holding the Company partially liable for the fraudulent behavior for one of its banking clients.

The Company believes the Proposal violates Rule 14a-8(i)(3) (the "false and misleading statements" exclusion); and Rule 14a-8(i)(7) (the "ordinary business" exclusion)..

The Proponents disagree that the Proposal contains false and misleading statements and that the Proposal deals with matters of ordinary business.

Does the Proposal contain false and misleading statements?

The Company's first allegation is that the Proposal is "inherently vague and indefinite." The Company contends that the Proposal's request for information on how social responsibility and human rights factors are taken into account in the selection of investment banking clients is subjective since there are no universally defined standards of social responsibility. The Proponents concur with the Company's claim that there are no universal standards and that is precisely why they are submitting the Proposal: to understand the specifics of the Company's standards. The Proponents are not interested in universal standards of social responsibility and human rights, but rather if the Company considers these factors and if so, what are the Company's standards?

We know that the Company has in fact used *de facto* social responsibility standards in the past, avoiding relationships in the gambling and pornography industries, for instance. Both are legal industries, but ones which major firms, like the Company have shied away from because of reputational risk that stems from assessments of broad societal concerns. In light of the changing regulatory environment, on-going controversies affecting the financial services industry, and the adverse judgment against the Company in the First Alliance case, the Proponents believe information on investment banking client selection standards are vital to understanding the risks inherent in investing in the Company.

The Company does provide some disclosure to investors concerning the investment banking client screening process. Much of this disclosure centers on the role of the Company's Commitment Committee. The Proponent's believe that the Commitment Committee process has failed to protect the Company's reputation and the shareholders' interests, from incidents like the First Alliance judgment. The Proposal simply requests additional disclosure about how the Company screens investment banking clients.

The Company alleges that three claims in the Proposal are unproven:

1) That the Company is a leading provider of capital to the sub-prime lending industry and the private prison industry.
2) That there is an on-going student led effort to get their universities to end bond underwriting contracts with the Company because of the Company's involvement in financing private prison construction.
3) That the sub-prime lending and private prison industries are controversial.

Is the Company a leading provider of capital to the sub-prime lending industry and the private prison industry?

On March 15, 2000, in an *New York Times* article entitled "MORTGAGED LIVES: A Special Report: Profiting From Fine Print With Wall Street's Help," reporters Diana B. Henriques and Lowell Bergman write about the growth of the subprime lending industry and the rise of predatory lending: "No Wall Street investment bank had a bigger share of that reviving 1999 market than Lehman Brothers, Wall Street's fourth-largest brokerage house and one of its oldest and most prestigious names."

The Company has maintained a large and deep presence within the sub-prime lending industry. Unlike several competitors who also have limited investment banking ties to sub-prime lenders, the Company has maintained comprehensive ties that cover the full-range of the lending process, from providing initial lending capital, to securitizing sub-prime loans, and even to taking equity positions in sub-prime lenders. The Proponents believe that the depth of these relationships expose the Company and its shareholders to more significant risks, such as those the court found in the First Alliance judgment against the Company.

The advocacy group Not With Our Money (hereafter, "NWOM") has compiled a list of the Company's principal investment banking relationships within the sub-prime lending industry. (Attached, entitled, "Lehman Brothers and Predatory Lending")

NWOM has similarly collected information relating to the Company's involvement in private prison finance. (Attached, entitled, "Prison Finance") The Company has been the lead underwriter of the largest deals among the private prison operators. The Company was the lead underwriter in offerings for Corrections Corporation of America, Wackenhut Corrections and Cornell Corporation, the three largest private prison companies in the US. In addition, the Company has played a leading role in financing private prison real estate investment trusts, including the Company's own affiliate, Municipal Corrections Finance, L.P.

Is there an on-going student led effort to get their universities to end bond underwriting contracts with the Company because of the Company's involvement in financing private prison construction?

Students affiliated with NWOM are engaged in discussions with university administrators on a dozen college campuses, including the University of Minnesota and the University of Texas. (Copy of article from *Austin Business Journal*, November 13, 2003 attached). The Company is aware of this effort and has in at least one case taken steps to quell the controversy. On October 21, 2003 John Augustine, the Company's Managing Director, wrote to Richard Pfutzenreuter, a University of Minnesota official about the controversy and denying the Company's on-going role in one segment of the prison finance industry. (Copy of letter attached, along with NWOM statement about the letter.)

Are the sub-prime lending and private prison industries controversial?

Predatory lending abuses within the sub-prime lending industry are widely-known and the subject of considerable regulatory and legislative action. More than 15 states and municipalities have adopted regulations to prevent predatory lending practices and the US Congress is presently considering a federal bill on the same topic. The Federal Trade Commission brought suit against Citigroup for consumer fraud in connection with predatory lending, and the Company itself has been on the losing end of a similar suit. Fannie Mae and Freddie Mac have both issued strong statements about the problem of predatory lending, as has Federal Reserve Chairman Greenspan.

The private prison industry is also a matter of significant public controversy. The national branches three major Christian denominations—the General Convention of the Episcopal Church, the United Methodist Conference, the Presbyterian Church (U.S.A.)—have passed resolutions opposing prison privatization, the statement of the National Conference of Catholic Bishops on criminal justice expresses serious reservations about the practice. The Presbyterian Church USA went so far as to specifically name Lehman Brothers in a resolution adopted at their 2003 annual convention. That resolution directs agencies of the Presbyterian Church to: "Direct the Mission Responsibility Through Investment Committee (MRTI) to explore with the General Assembly investing agencies strategies to lead Lehman Brothers to discontinue the practice of providing investment capital for the building of for-profit private prisons; Call upon middle governing bodies and sessions that have endowments, as well as seminaries, church-related colleges and universities, to consider participation in the campaign to abolish for-profit private prisons, including the Lehman Campaign."

The Public Safety and Justice Campaign, a group of leading labor, faith, criminal justice, community and student organizations, has called for the abolition of for-profit private prisons and is working actively to stop prison privatization nationwide. PSJC members include the American Federation of Government Employees (AFGE), the American Federation of State, County and Municipal Employees (AFSCME), the Communication Workers of America (CWA), the Service Employees International Union (SEIU), the American Friends Service Committee, CURE, The Sentencing Project and the U.S. Student Association.

Does the Proposal Constitute Matters of Ordinary Business?

The Proponents acknowledge that matters such as the selection of the Company's clients are in the rightful purview of the Company's Board and management. The contention of this Proposal is that the Company is failing to provide adequate disclosure about how its ordinary business is conducted. This lack of disclosure puts shareholders' investment at risk.

The Proponents believe that in light of the significant controversies involving investment banking relationships and general corporate governance concerns as well as the specific concerns concerning the important new precedent in the First Alliance judgment against the Company, that it would serve shareholders to hear the Company's response to this changing environment. The Company points only to a Commitment Committee, that at least in the First Alliance matter failed to protect the Company's reputation or the shareholders' capital. The Proponents believe that many of the Company's other investment banking relationships pose possible future risks for our Company's reputation and shareholders' future financial interests. For instance, a major public report has just been released documenting Corrections Corporation of America's serious operating deficiencies, which have led to among other things, a much higher rate of prisoner escape. Will the Company's shareholders in the future be subject to a civil suit on behalf of the family of someone injured by one of those escapees, claiming the firm's underwriters knew about the deficiencies, but did nothing about it?

The Proponent's are not seeking to micro-manage the business by having the Company refuse business from any specific controversial business or industry. The intent of the Proposal is to insure that all of the Company's dealings are engaged in with the highest respect for ethical standards and with the law. Given the Company's past relationships, it is not clear that this is the driving standard of the Company's client selection process. For instance, during the time that the Company was deepening its involvement with First Alliance, First Alliance was the subject of a growing number of suits by states of

California, Minnesota, Massachusetts, Illinois and the United States Federal Trade Commission. Despite the widespread evidence of wrong-doing, that eventually wound up damaging the Company's reputation and resulting in the loss of shareholder funds, the Company's Commitment Committee saw no reason to terminate the investment banking relationship with First Alliance. The intent of this Proposal is to seek more disclosure about the client approval process so that future situations like First Alliance do not occur.

Conclusion

If the Commission finds that the claims of the Proposal are not adequately documented, the Proponent's would be happy to amend the Proposal in line with the Commission's staff guidance. The Proponents ask the Commission to find that it is within the rights of shareholders to request a report providing enhanced disclosure about the way the Company approves its investment banking clients. Therefore, the Proponents respectfully request the Company's petition for "no-action" relief be denied.

In accordance with Rule 14-8(j) please find six copies of this letter enclosed. A copy of this letter has been simultaneously sent to Jeffrey A. Welikson, Vice President and Secretary of the Company.

Thank you for your consideration.

Sincerely,

Scott Klinger
Co-Director, Responsible Wealth
On behalf of the Proponents

Attachments:
"Lehman and Predatory Lending" published by Not with Our Money
"Lehman Brothers Private Prison Finance Deals"
Austin Business Journal, "Students question UT's dealings with Lehman Brothers", November 13, 2003.
Letter of Lehman Managing Director John Augustine to University of Minnesota's Richard Pfutzenreuter
Not with Our Money Press Release "Activists Dispute Lehman Brothers Claim of Reduced Private Prison Involvement."

Cc: Jeffrey Welikson, Lehman Brothers Holdings
William Shields
Bess Lomax Hawes
Frank Lossy MD
Daniel Stranahan, The Needmor Fund

Lehman Brothers and predatory lending

Subprime lender	Lehman's role	Track record
Aames Financial	Provided $300M repurchase line of credit, bought and securitized loans in 1998.	
Associates Financial Svcs.	Sole underwriter for $234 million pilot securitization.	
Aurora Loan Services	Lehman Brothers subsidiary, purchased in 1997 and used to acquire subprime loans for securitization.	
BNC Mortgage	Financed mgmt. buyout, received warrants for 75% of stock.	
Centex Home Equity Corp.	Led securitization of $350 million in sub-prime loans along with other investment banks.	Parent company is leading prison builder that has partnered with Lehman in scheme to build privately financed prisons in NC.
Conseco Finance (formerly Greentree)	Provides warehouse funding and sole underwriting services. Recently extended credit lines to 2003/2004 and relaxed liquidity requirements. Received stock warrents for 5%, in addition to over $30 million in fees.	Under attack for predatory lending in MN, IA and KS. Was last large lender to continue defending the use of Single Premium Credit Insurance. Stopped lending in Philadelphia after city passed anti-predatory lending legislation.
Delta Funding Corp.	Continued securitizing loans despite growing public concern over predatory nature of loans, and during a period in which NYS AG alleged that Delta employed racist practices.	Purchased loans found by NY Banking Dept. and DOJ to have excessive fees. Made over 1,000 "high interest, illegal loans to low-income, minority residents in Brooklyn and Queens over the past three years." according to NYS AG. Eventually forced into nearly $10 million out-of-court settlement.
Finance America LLC	Started as joint venture w/AMRESCO just as latter was to end subprime operation. Securitization, warehouse funding by LB.	
First Alliance	Sole warehouse lender, co-underwriter of securitizations in 1996/97 and sole underwriter for four securitizations in 1999 (shortly before it declared bankruptcy). Lehman executed "Eight financial deals that enabled First Alliance… to become a major predatory lender", including one deal that helped CEO Brian Chisick insulate $135 million from bankruptcy court. Received warrants to buy 4.9% of FA stock and millions in fees.	Pattern of misleading borrowers regarding loan terms. Origination fees of up to 25 points and interest rates up to 50% above prime. Forced to return up to $60 million to borrowers in order to settle Federal Trade Commission lawsuit—the largest ever settlement by a predatory lender. Lehman Brothers is still the subject of a class-action lawsuit by victims of First Alliance.
Household Inc. (subsidiaries- Household Finance & Beneficial Inc.)	Sole underwriter for $746 million securitization in May 2002. Also held $3.7 million of Household Inc. stock as of 8/14/02.	Pattern of fraud, overcharges, high interest (18%+) and excessive foreclosure filings (10%+) have led to regulatory actions and lawsuits in CA, NY, WA. Admitted 36,000 violations of CA law/regulations, and paid $12 million settlement for failure to comply. Judge called mandatory arbitration agreement so one-sided and harsh that purpose was "tinged with illegality."
Lehman Brothers Bank, FSB (formerly Delaware Savings Bank, FSB)	Acquired in 1999 from owner of First Government Mortgage, who was paid $380,000 over 2 years as a ¼-time "consultant." Used to accumulate loans for eventual sale and securitization.	First Government Mortgage was found in violation of D.C. Consumer Protection Procedures Act by U.S. District Court in a suit filed in 1998, and signed an enforcement agreement with HUD to settle an AARP lawsuit.

(Info sources: "Wall Street, Subprime Lending and Community Investment", *The Consumer Advocate*, Sept-Oct 2000; "Viewpoints: Wall St. Owes Predatory Lenders' Victims", *The American Banker*, May 19, 2000; Coalition for Responsible Lending- www.responsiblelending.org; InnerCity Press Community Reinvestment Reporter, June 28, 1999; "$60 Million Settlement In Subprime Lending Case", *The American Banker*, March 22, 2002; "Predatory lending: one victim's story" ,*lBankrate.com*, April 13, 2000; Centex Home Equity Corporation, *PRNewswire*, June 27, 2000; Conseco Finance 10-K filed with Securities and Exchange Commission, April 1, 2002; Delta Savings Bank Stockholder Voting Agreement- Appendix B; "Household Finance Corp. sued by state", *The Sacramento Bee*, November 17, 2001; "Everybody's Picking On Household", *U.S. Banker*, June 2002; "Boston Views Predatory Lending Practices", *982Press*, August 13, 2002.)

Prison Finance

Prison Finance Deal List

Deal Chart 2001-2002

Lehman Refinances CCA

Lehman Brothers' private prison finance deals: 2001-

	Cornell Sale-Leaseback	Cornell Stock Issue	CCA Refin.- Loan
Corp.	Cornell	Cornell	CCA
Date	August 2001	November 2001	April 2002
Deal	Cornell sells 11 prisons to Municipal Corrections Finance (a joint venture of Provident Foundation and Lehman Brothers) and then leases them back.	Cornell issues 3 million additional shares of stock.	Syndicated loans refinanced at LIBOR + 3.5% with: - $75 M 4 yr revolving loan - $75 M 4-yr term loan (A) - $565 M 6-yr term loan (B)
Amount	$173 million	$42 million	$715 million
Role	- Proposed sale-leaseback deal to Cornell. - Invested $8.2 M in MCF (3% stake). - Sold $165 M of MCF bonds.	Lead manager- sold 62.5% of issue ($26.25M).	Administrative agent, exclusive advisor and sole lead arranger.
Fee	+ $2 M (underwriting, 1.2%) + ~$2.4 M/yr (99% MCF net after bond pay.)	+ $2.1 M (5% of issue)	Unknown

	+ $3.7 M (future services TBD)		
Sleaze	1. Auditors (A. Andersen) challenge MCF independence, citing $3.7 M payment to LEH for unspecified services. Cornell forced to restate financials. 2. Side-deal w/dummy corporation run by CEO Logan allows it to buy MCF's control of prisons, creating a conflict of interest. 3. Provident Foundation launched by former LEH managing director Steve Hicks to "acquire and operate nursing homes", but from 9/01 to 5/02, Provident and LEH sold $420 M in debt to build /acquire 6 prisons, 8 halfway houses and other facilities. 4. CEO Logan worked for Arthur Andersen until 1993 when he joined Cornell.	Shares issued at $14. In February 2002, after trading as high as $18, stock falls to $10 on news of problems with sale-leaseback deal. Shareholders sue, claiming company used sham sale-leaseback deal to artificially inflated share price.	Unknown
Quotes	"There is a financing transaction that we are working on that, if successful, will change our entire industry." (*Wall Street Journal* 5/1/02) "In return for helping to cleanse Cornell's books of debt, Lehman and Provident expected rewards." (*Wall Street Journal* 5/1/02)	☓We think this equity offering will better position us to capitalize on these potential future large awards, and more quickly propel us to the next level. Ŧ (Steve Logan from	"Overall, getting and getting mor presumably low bank side is pos company... If th refinancing, thei worry about thei out like we have years." (MacDo 4/10/02) ☓"If I was gradin them highly on i improving credil

Prison Finance Deal List

Deal Chart 2001-2002

Lehman Refinances CCA

		CRN Q3 2001 conference call	Stouffer, an ana Markets in Nash 5/15/02)
Impact	$173 million reduction in debt on company books sent stock above $17.	Allowed Cornell to pay off $40.2 million of subordinated notes, freeing credit for prison construction	Estimated savin refinancing. Afte Moody's upgrad debt to B1 from unsecured debt preferred stock S&P upgraded senior secured and senior unse from CCC+.
Information sources: Bloomberg Financial Services; Cornell Companies Q Call, October 30, 2001; Cornell SEC Form 424B3 filed November 28, 200 of America SEC Form 10-Q filed May 14, 2002; CCA SEC Form S-4 filed secures $695 million line of credit" (Getahn Ward and Bill Lewis), The Ten 2002; "CCA gains better ground for strides toward growth" (Getahn Ward) May 15, 200 "Charity Lends a Hand to Prisons With Murky Off-The-Books Hallinan), Wall Street Journal, May 1, 2002; Yahoo! Finance CRN charts;			

Download Deal Chart

PRISON FINANCE

Prison Finance
Deal List

Deal Chart
2001-2002

Lehman Refinances CCA

For more than a decade, Lehman Brothers has been a pioneer in private prison finance, brokering major deals between private prison operators, investors and lenders.

These deals include:

1988 Lehman Brothers (then Shearson Lehman) participates in joint venture with Americ Correctional Systems, Bechtel, and Daewoo to develop $40 million medium securit private prison in Colorado.

1997 Lehman is one of the underwriters of an Initial Public Offering of stock made by CC Prison Realty Trust, the real estate investment trust spin-off of Corrections Corpora of America.

Lehman is slated to serve as lead manager of a bond offering by state of New Mexi in connection with two prisons to be operated by Wackenhut Corrections, but after political opposition delayed the deal, Wackenhut ended up financing projects directl

Lehman underwrites $34.5 million offering of certificates of participation to finance t East Mississippi Correctional Facility, to be run by Wackenhut.

1998 Lehman underwrites $59 million of revenue bonds issued by the Idaho State Buildir Authority to finance private prison, to be operated by CCA.

1999 Lehman is lead arranger of $800 million credit facility for Prison Realty Corp. (new name of the CCA real estate investment trust).

Lehman underwrites $100 million offering of Senior Notes by Prison Realty.

2000 Led by Lehman Commercial Paper, CCA Prison Realty Trust's lenders grant the company, which has defaulted on its credit agreements, a waiver rather than force i into bankruptcy proceedings.

2001 Lehman arranges sale/leaseback deal for Cornell Companies, transferring ownersh 11 correctional facilities to Municipal Corrections Finance L.P. (a Lehman affiliate), generating $173 million in cash for Cornell, as well as $2 million in fees plus yearly payments of about $2.4 million for Lehman.

Lehman underwrites issue of 3 million new shares of Cornell Companies stock. Offi delayed due to difficulty placing stock, and eventually raised only $42 million, rathe than anticipated $50 million.

2002 Hours after Not With Our Money! held a press conference outside Lehman Brother annual meeting, CCA announced an agreement with Lehman Brothers to refinance company's $800 million credit facility. As part of deal, Lehman arranges $715 millio syndicated loans and underwrites $250 million of notes in private placement.

2003 Lehman Brothers advises Group 4 Flack, Wackenhut Corrections Corporation's par company at the time, in its efforts to spin the second largest prison company off.

Lehman Brothers leads a deal in which Wackenhut Corrections Corporation issues $150 million in notes in an effort to raise capital. The deal also lends WCC the credibility that comes along with having your notes underwritten by the largest finan supporter of private prison companies in the U.S. -- Lehman Brothers.

Documents detaling most of these transactions have been filed with the Securities and Exchan Commission and are available through the SEC's EDGAR database (www.sec.gov). Informatio about the other transactions can be found in The Heritage Foundation's Backgrounder (May 24 1988), The Bond Buyer (September 9, 1997 and August 25, 1998), The New Mexican (Septem 9, 1997), and in the Official Statements filed by the bond issuers (available on www.munistatements.com).

Austin Business Journal - November 13, 2003
http://austin.bizjournals.com/austin/stories/2003/11/10/daily46.html

AUSTIN BUSINESS JOURNAL

LATEST NEWS

1:46 PM CST Thursday

Students question UT's dealings with Lehman Brothers

A group of students is questioning the University of Texas System's business dealings with bond underwriter Lehman Brothers Inc.

A coalition of UT student groups is asking the Austin-based UT System to sever its business ties to Lehman Brothers, alleging the underwriter is the largest financial backer of private prison companies. The group says UT's association with private prisons contributes to the incarceration of immigrants.

UT spokesman Anthony de Bruyn says he couldn't comment on the group's claims.

A representative for Lehman Brothers declines to comment.

Since 1988, Lehman Brothers has underwritten bonds for the UT System worth more than $600 million.

Bob Libal, an organizer of Not With Our Money, says UT should demonstrate responsibility in its business dealings. Not With Our Money is a national organization of student activists who want to end the use of for-profit prisons for profit.

"The university has to live up to its promises to cultivate ethical and moral standards in students," Libal says. "Supporting companies that back for-profit prisons doesn't convey that."

Not With Our Money says for-profit prisons focus on building immigrant-populated prisons along the Mexican border and in West Texas.

Lehman Brothers has negotiated raising millions of dollars for prison companies such as Nashville, Tenn.-based Corrections Corp. of America [NYSE: CXW], Boca Raton, Fla.-based Wackenhut Corrections Corp. [NYSE: WHC] and

Houston-based Cornell Cos Inc. [NYSE: CRN], according to Not With Our Money.

Lehman Brothers is the main subsidiary of New York-based Lehman Brothers Holdings Inc. [NYSE: LEH], one of the world's largest investment bankers.

LEHMAN BROTHERS

JOHN AUGUSTINE
MANAGING DIRECTOR

October 21, 2003

Richard Pfutzenreuter
University of Minnesota
334B Morrill Hall
100 Church Street S.E.
Minneapolis, MN 55455

Re: **Lehman Brothers and Private Prison Financing**

Dear Mr. Pfutzenreuter:

In accordance with our discussion, I have reviewed the Lehman Brothers' role in municipal private prison financings with the head of the municipal product area at Lehman Brothers, who oversees all of the Firm's investment banking, sales and trading of municipal debt products. We appreciate this opportunity to address municipal private prison financing and our service to the University.

The investment banker at Lehman Brothers who led our municipal private prison financings has now left the Firm, as of August 22, 2003. As we have discussed with you, we have not been involved with any tax-exempt financing for private prisons for over two years. Furthermore, we do not contemplate nor do we expect to be involved in these transactions going forward. We hope this will help to emphasize the importance Lehman Brothers places on its business relationship with the University.

Please call us with any questions.

Sincerely,

John Augustine

LEHMAN BROTHERS
399 PARK AVENUE, 16TH FLOOR, NEW YORK, NY 10022 TELEPHONE (212) 526-5436 FACSIMILE (212) 526-2401
EMAIL ADDRESS: JAUGUST@LEHMAN.COM

FOR IMMEDIATE RELEASE **Wednesday**
December 3, 2003
Contact: Bob Libal or Silky Shah, (512) 971-0487, or bob@notwithourmoney.org

Activists Dispute Lehman Brothers Claims of Reduced Private Prison Involvement, Vow to Increase Pressure Against Company

Students, Activists Express Skepticism (Noting Lehman Brothers' recent dealmaking for Wackenhut and Corrections Corp. of America) and Say Campaign Against Lehman Brothers Will Continue

Austin, TX. Attempting to appease angry students and activists in Minnesota and nationwide, New York-based Lehman Brothers, Inc. has sent a statement to the University of Minnesota distancing itself from the private prison industry. The letter, written by Lehman Brothers' managing director John Augustine, claims that the company "has not been involved with any tax-exempt financing for private prisons for over two years. Furthermore, we do not contemplate nor do we expect to be involved in these transactions going forward." (The letter is available by contacting bob@notwithourmoney.org).

But in a statement released today, Not With Our Money!, a nationwide coalition of student and community activists opposed to prison profiteering, disputed the claim that Lehman Brothers has not been involved in private prison financing and called on Lehman to make a formal pledge to not negotiate any more prison deals, including, but not limited to, municipal financing deals.

Since 2001, Lehman Brothers has been the target of a student and community campaign focused on the company's role in the private prison industry. In the past three years Lehman Brothers has negotiated deals worth billions of dollars for three of the largest private prison companies in the U.S. – Corrections Corporation of America, Wackenhut Corrections, and Cornell. Because of the company's close ties to the private prison industry, students on a dozen campuses from New York to Arizona have challenged their universities' financial relationship with Lehman Brothers – a higher education bond underwriter. Since 2002, Lehman Brothers has undwritten over $8 billion dollars worth of higher education bonds for more than 50 college and university systems, raising the company tens of millions of dollars.

While student concerns have focused on human rights abuses in private prisons, including brutality, denial of medical care and retention of prisoners beyond the time required by law, students have also raised concerns about Lehman Brothers' role in scandals in the predatory lending industry. This June the company was ordered to pay $5 million by a California court for knowingly backing fraudulent activities of companies involved in predatory lending – a practice that involves pushing high-interest loans on poor people. Students have also raised concern about the role of Lehman subsidiary Peabody Energy in the displacement of Dine people and environmental destruction in northern Arizona.

University of Minnesota activist Sam Sharma says that while he's glad that the campaign is making headway, he is suspicious that the letter may be an attempt to appease administrators, and not an actual move by the company to end its support of the private prison industry. "This letter is a sign that the company is feeling the heat of the campaign," Sharma said. "Now Lehman needs to put its money where its mouth is, and commit to ending its relationship with all private prison companies."

Frank Edwards, University of Texas student, points out that Lehman Brothers continues to negotiate deals for prison companies – including co-leading an issue of $150 million in Wackenhut senior notes and acting as a deal-manager for an issue of CCA stocks this summer. "It's clear that Lehman Brothers continues to finance companies that profit from prison construction. While universities should be recruiting and retaining low-income students and students of color, Lehman Brothers finances companies busy incarcerating and detaining these youth."

Until Lehman ends its relationship with the private prison industry, Sharma and Edwards say they will continue their efforts to kick Lehman off of their campuses.

Mail: 610 Brazos Ave. Suite 310, Austin, TX 78701
Phone: (512) 482-8835 – Fax: (512) 482-8842 – E-mail: info@notwithourmoney.org – Web: www.notwithourmoney.org

February 4, 2004

Mr. James Killerlane III
Vice President
Lehman Brothers Inc.
399 Park Avenue
11th Floor
New York, NY 10022

re: Withdrawal of Shareholder Proposal on Investment Banking Client Selection Criteria

Dear Jim,

On behalf of Lehman Brothers shareholders William Shields, Frank T. Lossy M.D., Bess Lomax Hawes and The Needmor Fund, I hereby withdraw their shareholder proposal calling upon the Company to report on the standards used to screen investment banking clients. This withdrawal is conditional upon Lehman Brothers publishing the attached disclosure in their forthcoming Form 10-K filing (amended with the words "where appropriate" stricken.)

We have appreciated the good faith with which you dealt with our concern and believe the forthcoming disclosure places Lehman in a position of industry leadership. We wish to especially acknowledge the important role of Karen Corrigan, in both setting the stage for a successful conference call and also in following-up as the disclosure statement was drafted. At all times, Karen demonstrated respect for the Proponent's concerns while also conveying Lehman's questions and concerns to the Proponents.

We expect that Lehman Brothers will promptly contact the SEC and withdraw it pending "no-action" request.

Please thank your colleagues for us, for their contribution to this shared success.

Sincerely,

W. Scott Klinger
Co-Director
Responsible Wealth

cc: William Shields
Frank Lossy, MD
Bess Lomax Hawes
Daniel Stranahan, The Needmor Fund

RESPONSIBLE WEALTH
37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

LEHMAN BROTHERS

VIA FAX – (202) 942-9525

February 4, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Grace Lee

Dear Ms. Lee:

By letter dated December 9, 2003, Lehman Brothers Holdings Inc. ("Lehman") requested that the Staff of the Securities and Exchange Commission not recommend enforcement action if Lehman excludes from its proxy materials a stockholder proposal (the "Proposal") submitted by Lehman shareholders William Shields, Frank T. Lossy M.D., Bess Lomax Hawes and The Needmor Fund (collectively, the "Shareholders").

As reflected in the correspondence attached as Exhibit A, the Shareholders voluntarily withdrew the Proposal on February 4, 2004. Accordingly, Lehman hereby withdraws its no action request.

Lehman is simultaneously sending a copy of this letter and all attachments to the Shareholders. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Securities and Exchange Commission's web site.

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc: W. Scott Klinger
(United for a Fair Economy)
Andrew Keller
(Simpson Thacher & Bartlett LLP)

LEHMAN BROTHERS INC.
399 PARK AVE 11TH FLOOR
NEW YORK, NY 10022
TEL +1 212 526 1695 FAX 212-299-0233

Exhibit A

LEHMAN BROTHERS

Facsimile

TO	Grace Lee W. Scott Klinger Andrew Keller and Dan Kamensky	FROM	James J. Killerlane III
COMPANY	Securities and Exchange Commission	RE	Withdrawal of Shareholder Proposal on Investment Banking Client Selection Criteria
TELEPHONE	202-942-2825 617-423-2148 212-455-2000	TELEPHONE	+1 212 526 1695
FACSIMILE	202-942-9525 617-423-0191 212-455-2502	FACSIMILE	212-299-0233
DATE	4 February, 2004	NO. OF PAGES INCLUDING COVER SHEET	4

MESSAGE ☒ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ CONFIDENTIAL

LEHMAN BROTHERS INC.
399 PARK AVE 11TH FLOOR
NEW YORK, NY 10022
TEL +1 212 526 1695 FAX 212-299-0233